

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

Nick H. Varsam, Esq.
Vice President, General Counsel and Corporate Secretary
Thermadyne Holdings Corporation
16052 Swingley Ridge Road, Suite 300
Chesterfield, Missouri 63017

> **Re: Thermadyne Holdings Corporation**
> **Registration Statement on Form S-4**
> **Filed April 5, 2011**
> **File No. 333-173322**

Dear Mr. Varsam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Cover Page

2. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm

        that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

3.   Please revise to disclose on your cover page that broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities and broker-dealers who acquired old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Industry and Market Data, page iii

4.   With regard to third party data referenced throughout, please provide copies of these industry publications, surveys, and other sources of statistics, clearly marking the relevant sections of these reports. Please also confirm that these materials are generally publicly available for no or nominal cost or file consents pursuant to Rule 436 of the Securities Act of 1933.

5.   Since the disclosure in this prospectus is your responsibility, please revise the final sentence to remove the implication that investors' ability to rely on it is limited.

Prospectus Summary, page 1

6.   Revise the summary to include a short description of the agreements between you and your affiliates related to your ongoing business activities, including amounts payable thereunder, such as the Management Services Agreement and Consulting Agreement. In addition, please file these agreements as exhibits.

7.   Please provide substantiation for your statements throughout that you hold the number one or two market position.

8.   We note disclosure of pro forma net sales and pro forma Adjusted EBITDA. In order to prevent giving undue prominence to the non-GAAP information you currently present herein, please revise your filing to include prominent disclosures of the equivalent historical amounts and to include a cross-reference to your EBITDA calculations located elsewhere in the filing. Refer to Item 10 of Regulation S-K. Revise your final paragraph to include your net loss for the most recent fiscal year as well.

Business Strategy, page 5

9.   Please provide us with the basis for your statement that you expect the reconfiguration of your Texas and Mexico manufacturing facilities to result in a 200 basis point gross margin improvement by early 2012.

Our Equity Sponsor, page 7

10.   Since this is a disclosure document for you and not a marketing tool for your sponsor, please revise to remove disclosure about Irving Place Capital that does not relate to this investment.

Resales of the Exchange Notes, page 10

11.   Since affiliates and others listed in the second set of bullet points may not participate in the exchange, and you have defined "new notes" as notes received under this registration statement, it is unclear how these parties will come to hold new notes. Please revise or advise. Please also revise as necessary to remove implications elsewhere throughout your disclosure that affiliates and others listed may participate.

Summary of the Terms of the Exchange Notes, page 15

12.   Please tell us how you will comply with section 5 of the Securities Act for future subsidiaries that become guarantors of the new notes. In addition tell us how your offer complies with the requirements of Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) and related letters in light of this feature.

Summary Historical and Unaudited Pro Forma Condensed Financial Data, page 20

13.   We note throughout the filing that you present non-GAAP measures including but not limited to "EBITDA," "Adjusted EBITDA," "Net Debt/Adjusted EBITDA," "Total Debt/Adjusted EBITDA," and "Adjusted EBITDA/Interest." Please revise your filing to label these measures as non-GAAP measures. Refer to the guidance in Item 10(e) of Regulation S-K.

14.   Reference is made to footnote (3). We note that you refer to "Non-GAAP Financial Measures" for a discussion of EBITDA and Adjusted EBITDA including their limitations. However, we are unable to locate this section. Please advise or revise.

15.   We further note within your reconciliation of EBITDA and Adjusted EBITDA that you begin the reconciliation with "Income (loss) from continuing operations" rather than "net income." Please explain to us how you considered the guidance for non-GAAP financial measures in Compliance and Disclosure Interpretation Section 103.1 – 2 available at our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

16.   We note your presentation of "Pro Forma Ratios" on page 22. However, these ratios appear to be non-GAAP measures due to the use of adjusted EBITDA and net and total debt excluding the Senior Subordinated Notes due 2014. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

17.   Additionally, in order to prevent giving undue prominence to the non-GAAP information presented in the "Pro Forma Ratios," please revise your filing to include prominent disclosures of the equivalent historical amounts and to provide reconciliations of net debt and total debt to the most directly comparable financial measures presented in accordance with GAAP. Refer to Item 10 of Regulation S-K.

The acquisition transactions and future transactions, page 42

18.   Please quantify the amount of NOLs that you will no longer be able to use as a result of the acquisition.

Terms of the Exchange Offer, page 48

19.   We note your statement on page 48 that you will return certificates for any unaccepted outstanding notes "as promptly as practicable" after the expiration date of the exchange offer. Please revise to reflect your obligation under Rule 14e-1(c) to exchange or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please also revise to state that the issuer will issue the new notes or return the old notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

20.   Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. Please also clarify that in the event of a material change in the offer, you will comply with Rule 14e-1(d).

Deemed Representations, page 51

21.   Please revise here and on page 57 to state that any party acquiring securities in the exchange offer will also acknowledge that the party is not engaged in and does not intend to engage in a distribution of the new securities. Please also ensure that the letter of transmittal, filed as exhibit 99.1, requires this acknowledgement.

Capitalization, page 58

22.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 59

23.   With a view towards disclosure, please revise your introduction or notes to the pro forma financial statement to describe the key terms of the acquisition and related financing (the Transactions) that occurred on December 3, 2010 with Razor Merger Sub Inc, an affiliate of Irving Place Capital.   Within your discussion, please explain why you did not include

a pro forma condensed consolidated balance sheet for the year ended December 31, 2010. Refer to Rule 11-02(b)(1)-(2) of Regulation S-X.

<u>Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Combined Period (Twelve Months) Ended December 31, 2010, page 60</u>

24. Further to the above, please expand the notes to include a calculation of the purchase price and its components, including its allocation. This should include a disclosure of the net tangible assets and liabilities acquired, identified intangible assets, and fair value adjustments to net tangible and intangible assets and liabilities.

25. We note that you provide a brief explanation for each adjustment made related to this transaction. However, the notes do not clearly explain the assumptions involved and the limitations of the pro forma information as required by Article 11-02(b)(6) of Regulation S-X. Please address the following:

- Reference is made to adjustments (a) and (e). Please revise to explain how you determined the depreciation expense and amortization expense adjustments related to your step-up of property, plant and equipment and your amortizable intangible assets.

- Reference is made to adjustments (f) and (g). Please revise to explain in more detail how you determined the amount of interest income and interest expense to record. Please provide the weighted average interest rates utilized and how they were determined.

26. We note from adjustments (f), (g) and (i) that you have made adjustments related to the repayment of the Second Lien Facility that occurred during fiscal 2010 and the redemption of the Senior Subordinated Notes due 2014 that occurred during fiscal 2011. Please revise your filing to explain why you are making these adjustments and how these adjustments are factually supportable, *directly attributable* to the transaction and expected to have a continuing impact.

27. Further to above, it appears that adjustment (g) contains a typographical error that references the "amortization of deferred financing costs related to the Senior Secured Debt Notes due 201." Please revise or advise.

28. Reference is made to adjustment (h). Please reconcile this adjustment to the acquisition related costs disclosed on page F-12. Also, please revise to describe why you are eliminating the transaction costs from your historical operating results because of their non-recurring nature.

29. Reference is made to adjustment (j). Please revise this note to disclose how you determined the tax impact related to the pro forma adjustments including the estimated tax rate and how you determined the estimated tax rate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

30.   We note that you are including a discussion on pages 66 – 68 related to your "combined results of operations for your predecessor and successor for the year ended December 31, 2010" as compared to your predecessor results of operations for the year ended December 31, 2009. We note similar discussions on pages 70 – 72 within liquidity and capital resources related to your "combined operating, investing, and financing activities for your predecessor and successor" for the year ended December 31, 2010. Please tell us why you did not label the "combined financial statements results for your predecessor and successor for the year ended December 31, 2010" as non-GAAP measures requiring the disclosures required by Item 10(e) of Regulation S-K including the reconciliation of these non-GAAP measures to the most comparable financial measure calculated and presented in accordance with US GAAP.

31.   Further to the above, please tell us why you believe it is appropriate to include this information considering that you state predecessor and successor periods "are not presented on a consistent basis of accounting."

32.   Finally, given the separate presentation of the successor and predecessor periods in the historical financial statements, tell us why you have not also presented a discussion of your results on a historical basis.

Customers, page 85

33.   Please disclose the name of the distributor that represented 11% of your net sales in each of 2010, 2009, and 2008. See Item 101(c)(vii). Please also file any agreements with this distributor as an exhibit.

Procedures with Respect to Review and Approval of Related Person Transactions, page 126

34.   Please revise to include the information required by Item 404(b) of Regulation S-K. For example, please describe the standards to be applied pursuant to your policies and procedures and a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. We note, for example, Section 8 of Exhibit 10.37.

Financial Statements, page F-1

General

35.   Please update the financial statements and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

Note 3. Acquisition, page F-11

36.   Please revise to provide all the disclosures required by topic 805 of the FASB Accounting Standards Codification. These disclosures should include:

- A discussion on how you determined the fair value of the consideration given for the outstanding equity on the date of acquisition;

- the amounts recognized as of the acquisition date for each <u>major class</u> of assets acquired and liabilities assumed in accordance with paragraphs 805-20-50-1.c. and 805-30-50-1.b. of the FASB Accounting Standards Codification (including a more detailed break-out of current assets acquired and current liabilities assumed);

- a qualitative description of the factors that make up the goodwill recognized in accordance with paragraph 805-30-50-1 of the FASB Accounting Standards Codification;

- in MD&A a more detailed discussion of the significant estimates, assumptions and methodologies used to determine the fair value of the identifiable intangible assets.

Note 17. Segment Information, page F-34

37.   Please revise to disclose the basis for attributing revenues from external customers to individual countries in accordance with paragraph 280-10-50-41.a. of the FASB Accounting Standards Codification.

Note 21. Condensed Consolidating Financial Statements and Thermadyne Holdings Corporation (Parent) Financial Information, page F-38

38.   We note your disclosure that you have determined the most appropriate presentation is to "push down" the Senior Secured Notes due 2017 to the guarantors' in the condensed financial statements. Please tell us and revise your filing to explain in more detail your basis in pushing down the Senior Secured Notes due 2017 within the condensed financial statements. Refer to the guidance in Rule 3-10(i)(4) of Regulation S-X.

Signatures

39. Please ensure that the registration statement has been signed by all of the principal executive officers, principal financial officers, and principal accounting officers. We note for example, the signature pages of Cigweld Pty Ltd., Thermadyne Australia Pty Ltd.

Exhibit 5.1

40.   Since the registration statement is on file, please have counsel provide an opinion that removes references to a registration statement "to be filed" and is to be dated the date of effectiveness.

41.   The Indenture appears to be governed by New York law. As such, counsel must opine on the binding nature of the Indenture under New York Law. Please revise paragraph (a) as appropriate.

42.   Please tell us why the limitations in paragraph (d) are appropriate or provide an opinion which does not include them.

43.   The assumption contained in paragraph (e) appears to be a conclusion that is fundamental to the opinion given. Please revise to remove the conclusion or explain why it is appropriate.

Exhibit 5.2

44.   Please supply an opinion of counsel that the guarantees are the binding obligations of the Australian Guarantors. In order to do this, counsel must include both the laws of New York and the laws of Australia.

45.   Counsel may examine such matters as it sees fit to render a clean opinion, but may not limit such matters. Please revise the first full paragraph on page 2 accordingly.

46.   Counsel may not shift inappropriate risks to investors, as they have done in the second paragraph in 5. Please revise.

47.   It appears that the assumptions in paragraph (d), (e), (k), (l), (m), (n), (p), (q), (r), (s), (t), (v), and (w) are inappropriate. Please tell us why these assumptions are necessary or provide an opinion which does not include these assumptions.

48.   It is inappropriate for the opinion to be limited for the sole benefit of the persons to whom it is addressed. Please provide an opinion without such limitation.

Exhibit 23.1

49.   Please provide currently dated consents from your independent accountants as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3528 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

CC (by facsimile): Todd M. Kaye, Esq. – Bryan Cave LLP